For immediate release

Sify announces first-ever dividend on equity shares of the company

Chennai, June 10, 2014: Sify Technologies Limited (NASDAQ NM: SIFY), a leader in Managed Enterprise, Network, IT and Software services in India with global delivery capabilities, today announced its first ever dividend payout to all holders of Equity and American Depository Shares of the company.

Further to the adoption of the financial statements for FY 2013-14 under India GAAP, the Board of Directors has recommended a dividend of 10% on the paid up capital of the equity shares and ADR holders for the year 2013-14. This is subject to the approval of the shareholders to be sought at the Annual General Meeting scheduled on July 28, 2014.

Dividend will be paid to those shareholders whose names appear in the Register of Members of the company (for India) and Citibank Depository Register (for ADRs) on the Record Date, June 20, 2014. The payment will be disbursed on July 30, 2014.

It may be recalled that Sify had in April announced their unaudited results under IFRS for the financial year ended March 2014.

About Sify Technologies

Sify is among the largest integrated ICT Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 1300 cities and towns in India. This telecom network today connects 36 Data Centres across India including Sify’s 5 Tier III Data Centres across the cities of Chennai, Mumbai, Delhi and Bengaluru.

A significant part of the company’s revenue is derived from Enterprise Services, comprised of Telecom services, Data Center services, Cloud and Managed services, Applications Integration services and Technology Integration services. Sify also provides services that cater to the burgeoning demands of the SMB community, much of it on its Cloud services platform.

Sify is ISO 9001:2008 certified for Enterprise Sales, Provisioning, support and customer relationship management of ICT solutions and services including VPN, Network, Voice, Data Centre hosting, Integration services, security services and managed services. Sify has been certified in ISO / IEC 20000 - 1:2011 and ISO/IEC 27001:2005 certified for Internet Data Center operations. Sify has been certified in SSAE16 SOC2 Type II for Cloud Infrastructure. Sify has licenses to operate NLD (National Long Distance) and ILD (International Long Distance) services and offers VoIP backhaul for international carriers. With the Sify Cable landing station and partnerships with submarine cable companies globally, Sify is present in almost all the spheres of the ICT eco system.

The company has an expanding base of Managed Services customers, both in India and overseas, and is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services. The software team develops applications and offers services to improve business efficiencies of its current and prospective client bases. Sify also offers services in the specialized domains of eLearning, both in India and globally.

For more information about Sify, visit www.sifycorp.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2013, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited	Grayling Investor Relations
Mr. Praveen Krishna	Ms. Trúc Nguyen (ext. 418)
Investor Relations & Public Relations	+1-646-284-9400
+91 44 22540777 (ext.2055)	truc.nguyen@grayling.com
praveen.krishna@sifycorp.com